John H. Lively Partner EMAIL ADDRESS jlively@blackwellsanders.com	4801 MAIN STREET SUITE 1000 KANSAS CITY, MO 64112	DIRECT LINE (816) 983-8177 TELEPHONE (816) 983-8000	FAX (816) 983-8080 WEBSITE ADDRESS www.blackwellsanders.com
FOIA CONFIDENTIAL TREATMENT REQUESTED
November 13, 2007
VIA EDGAR AND FEDERAL EXPRESS
Mr. Keith A. O’Connell
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Diamond Portfolio Investment Trust (the “Trust”) Diamond Portfolio Large Cap Quality Growth Fund (the “Fund”) SEC File Numbers: 333-146482 and 811-22129
To Mr. O’Connell:
     On October 3, 2007, the Trust filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form N-1A (the “Registration Statement”) under the Investment Company Act of 1940, as amended and the Securities Act of 1933, as amended. The Trust received comments on the Registration Statement from you by letter dated October 24, 2007 (the “Comment Letter”). This letter responds to your Comment Letter. The substance of each of your comments from the Comment Letter has been included in this letter for your reference, and the Trust’s response is presented below each comment. The Trust is filing concurrently Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”). The purpose of Amendment No. 1 is to update the registration statement with respect to the responses to your Comment Letter as described herein and to update or complete certain other information required by Form N-1A.
Prospectus — Institutional Shares
Investment Objective and Principal Investment Strategies, page 1
1.
Comment: The prospectus states, “Typically, Diamond Portfolio Advisors, LLC (the “Adviser”), the adviser to the Fund, considers a company to be a “large capitalization” company if it has, at the time of purchase by the Fund, a market capitalization of greater than $1.5 billion.” (Emphasis added.) In a letter to the staff, please explain the basis of your position.

Response: The Adviser believes that a market capitalization of $1.5 billion reflects a general floor for the level of capitalization that may, by market standards, be characterized as “large-cap.” However, to clarify the basis underlying this belief to investors, the Fund’s prospectuses have been revised to indicate that Diamond Portfolio Advisors, LLC (the “Adviser”), the adviser to the Fund, considers a company to be a “large capitalization” company if it has, at the time of purchase by the Fund, a market capitalization within the range of market values of issuers included in the Russell 1000® Growth Index. The Russell 1000® Growth Index is a widely recognized, unmanaged index of common stocks that measures the performance of the 1,000 largest U.S. domiciled companies that exhibit growth-oriented characteristics. Companies with growth characteristics tend to be companies with higher than average price/earnings or price/book ratios. On September 30, 2007, the market value of companies in the index varied from approximately $1.0 billion to approximately $521.4 billion.” Depending on the date on which the Registration Statement of the Trust is declared effective, the statistics in the last sentence of the foregoing disclosure may be updated.

November 13, 2007

2.	Comment: Please clarify this section to indicate the extent and method for selecting foreign securities. We note that foreign securities are listed as a principal risk.

Response: The investment strategies section of the Fund has been clarified to add language to the following effect: “The Fund may invest up to 10% of its net assets in foreign securities, including American Depositary Receipts (“ADRs”). In considering whether to purchase a foreign security, the Adviser considers the same characteristics of the foreign issuer that it considers when evaluating the securities of domestic issuers.”

Fees and Expenses, page 4
3.
Comment: Footnote 3 states, “Your account may be charged $10 for a telephone exchange.” (Emphasis added.) Please briefly disclose the circumstances when such fee will not be charged for telephone redemptions.

Response: The Fund has removed the $10 charge for telephone exchanges from the registration statement.
4.
Comment: The prospectus states, “Pursuant to the agreement, the Adviser has agreed to waive or limit its fees and to assume other operating expenses of the Fund until December 31, 2008, so that the ratio of total annual operating expenses for the Fund’s Institutional Shares will not exceed 1.00% of the Fund’s average daily net assets. This limit does not apply to interest, taxes, brokerage costs, other expenditures capitalized in accordance with generally accepted accounting principles or other extraordinary expenses not incurred in the ordinary course of business.” If the waiver also excludes acquired fund expenses, please disclose.

Response: Under the terms of an operating expense limitation agreement, the Adviser has agreed to limit the expenses of the Institutional Class of shares of the Fund to 1.00%. The adviser has also agreed to limit the expenses of the Class A, Class C and Class R-3 Shares of the Fund to 1.25%, 2.00% and 1.50%, respectively. These operating expense limitations do not apply to: (i) interest, (ii) taxes, (iii) brokerage commissions, (iv) other expenditures which are capitalized in accordance with generally accepted accounting

November 13, 2007

principles, (v) other extraordinary expenses not incurred in the ordinary course of the Fund’s business, (vi) dividend expense on short sales, and (vii) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement, if applicable incurred by the Fund in any fiscal year. The operating expense limitations also exclude any “acquired fund fees and expenses” as that term is described in the prospectuses of the Fund. The Fund has revised the Registration Statement to this effect.

Prior Performance of the Adviser, page 6
5.
Comment: The prospectus states, “Ernst & Young LLP has verified the firm’s compliance with GIPS® performance presentation procedures (Level I) and examined the Diamond Equity composite for the period since inception up through 12/31/2006 (Level II).” Please file as an exhibit to the registration statement a consent for the audit/verification.

Response: The disclosure has been revised to remove the reference to Ernst & Young, LLP as this disclosure is not required by GIPS.
6.
Comment: The prospectus states, “The following table sets forth historical performance data of the composite of all fully discretionary separate accounts managed by the Adviser.” (Emphasis added.) However, Footnote 2 states, “Performance reflected in the table for December 31, 1998 to September 29, 2000 demonstrates the performance of accounts managed by Mr. Thomas M. Weary prior to establishing the Adviser.” The inclusion of Mr. Weary’s performance as part of the Adviser’s performance could be confusing to investors. Please delete the performance for periods prior to the establishment of the Adviser.

Response: The Fund has not deleted this related performance disclosure for the period prior to the establishment of the Adviser.

In providing this related performance disclosure, the Fund is relying on the positions established by the Commission staff in responses to the no-action requests in Great Lakes Advisors, Inc., SEC No-Action Letter, (Apr. 03, 1992) (the “Great Lakes No-Action Letter”) and Horizon Asset Management, LLC, SEC No-Action Letter, (Sept. 13, 1996) (the “Horizon No-Action Letter”). The Horizon No-Action Letter and the Great Lakes No-Action Letter support the proposition that the performance record achieved by a portfolio manager at a predecessor investment adviser may be utilized by an existing investment adviser where: (1) the person or persons who manage accounts at the adviser were also those primarily responsible for achieving the prior performance results; (2) the accounts managed at the predecessor entity are so similar to the accounts currently under management that the performance results would provide relevant information to prospective clients; and (3) all accounts that were managed in a substantially similar manner are presented unless the exclusion of any such account would not result in

November 13, 2007

materially higher performance. Although the context of these letters involved using the prior performance of a portfolio manager (or managers) in advertisements, the Commission staff has granted similar relief in the context of mutual fund prospectuses (see e.g., Bramwell Growth Fund (pub. Avail. Aug. 7, 1996)).

Here, Mr. Weary was exclusively responsible for managing each account underlying the performance that is reflected in the performance chart for the periods prior and subsequent to the inception of the Adviser. Mr. Weary continues to be responsible for managing all accounts to which the Adviser serves as investment adviser, and he will also be responsible for managing the Fund. All of these accounts were managed with similar objectives and utilizing substantially similar investment strategies as those of the Fund.

In light of the foregoing, the Fund does not feel that the deletion of the performance for periods prior to the establishment of the Adviser is necessary. The Fund has, however, added disclosure to clarify that the related performance record was achieved by Mr. Weary.

7.
Comment: Footnote 6 states, “Performance is calculated by applying the Adviser’s maximum fee of 1.00% to the Equity composite’s gross monthly returns and linking returns as described above.” In a letter to the staff, please confirm that the maximum 1% fee covers all of the accounts expenses.

Response: The Fund hereby confirms to the staff that the maximum 1% fee covers all of the accounts expenses.

November 13, 2007

8.
Comment: Footnote 8 states, “The benchmarks (the Russell Top 200® Growth, the Russell 1000® Growth, and the Lipper Large Cap Growth indices) are used for comparative purposes only and generally reflect the risk or investment style of the Equity Portfolio.” If the Fund invests a material amount in international equities, in a letter to the staff, please explain the basis of this statement.

Response: The Adviser intends to manage the Fund in a manner substantially similar to manner in which the accounts represented in the composite have been managed. Historically, these accounts represented in the composite have not invested a material amount directly in foreign securities. More typically, these accounts have invested in ADRs, which represent securities of a foreign issuer, but are traded on domestic markets. The Adviser believes that the market risks associated with the securities in which the Fund may invest to obtain exposure to foreign issuers are substantially similar to the risk reflected by the indices described in your comment.

Redeeming Shares, page 9
9.	Comment: In this section, please briefly discuss the redemption fee.

Response: The Fund has made the requested revision in the Registration Statement. In an effort to deter market timing or other abusive trading activities, the Trust will have a redemption fee. A 2.00% redemption fee shall be imposed on any shares redeemed within ninety (90) days after purchase. The Fund retains the redemption fee to defray market effects, taxes and expenses created by short-term investments in the Fund. The redemption fee is a percentage of the NAV at the time of redemption and does not apply to shares purchased with the reinvestment of dividends. In determining the amount of any redemption fees, the shares held the longest in the account are considered to be redeemed first.

Redemption Charge, page 13
10.
Comment: The prospectus states, “The redemption charge is a percentage of the net asset value at the time of purchase. Shares acquired through reinvestment of dividends or capital gain distributions are not subject to a redemption charge.” (Emphasis added.) If true, please change purchase to redemption. Also, please disclose what shares will be deemed to be redeemed including whether shares held the longest will be redeemed first.

Response: Reinvested dividends and capital gain distributions will not be subject to a redemption charge and the Fund has revised the prospectuses accordingly. The Fund will use the first-in, first-out (“FIFO”) method to determine the holding period. Under this method, the date of the redemption will be compared to the earliest purchase date of shares held in the account. If this holding period is less than the redemption period, the redemption fee will be assessed. The redemption fee will be applied on redemptions of

November 13, 2007

each investment made by a shareholder that does not remain in the Fund for the entire redemption period from the date of purchase.
Prospectus — Class A and C Shares
Fees and Expenses, page 3
11.
Comment: Footnote 2 states, “A redemption fee of 2.00% is imposed on the proceeds of Class A Shares and Class C Shares.” However, the fee table shows only a 1.00% redemption fee for Class C Shares. Please revise the prospectus accordingly.

Response: The fee table shows that the redemption fee is 2.00% and the deferred sales charge that applies to Class C Shares redeemed within one year is 1.00%.
12.
Comment: The disclosure following the example states, “The Example does not reflect sales charges (loads) on reinvested dividends and other distributions. If these sales charges (loads) were included, your costs would be higher.” If not applicable, please remove such disclosure. We note that page 12 states, “There are no sales charges or transaction fees for reinvested dividends and all shares will be purchased at NAV.”

Response: The requested revision has been made in the Registration Statement.
Statement of Additional Information (“SAI”)
Disclosure of Portfolio Securities Holdings, page 8
13.
Comment: Item 11(f)(2) requires the SAI to describe any ongoing arrangements to make available information about the Fund’s portfolio securities to any person, including the identity of the persons who receive information pursuant to such arrangements. To the extent the SAI does not identify certain entities named and they are not defined elsewhere in the SAI (e.g., financial printers), please identify such entities.

Response: To the extent such arrangements are put in place and such disclosure is required, the Fund will identify those arrangements in the SAI.
Management-Related Services, Page 15
14.	Comment: In a letter to the staff, please confirm that all costs associated with services discussed in this section are included in the Fund’s fee tables located in the prospectuses.

Response: The Fund hereby confirms to the staff that all costs associated with services discussed in the management-related services section will be included in the Fund’s fee tables located in the prospectuses.

November 13, 2007

General
15.
Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Fund acknowledges that the staff may have additional comments on the Registration Statement (and any pre-effective amendments thereto) of the Trust.
16.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
Response: The Fund has not submitted and does not expect to submit an exemptive application or no-action request in connection with its initial registration statement.
17.
Comment: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Response: The Fund is filing concurrently Amendment No. 1 with this response to the Comment Letter. Where no changes will be made in the filing in response to a comment, we have addressed those instances in this letter. The Fund acknowledges that comments in one section apply to the other sections in the filing that contain the same or similar disclosure. The Fund hereby confirms that it has reviewed and made the appropriate adjustments as necessary in other sections.

18.
Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and their management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Fund, including its management, acknowledges that it is responsible for the accuracy and adequacy of the disclosures made in the Registration Statement.
*     *     *

November 13, 2007

     The Fund acknowledges that
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     On behalf of the Trust, it is hereby requested, pursuant to 17 C.F.R. §200.83 that confidential treatment be accorded to this letter, any and all exhibits hereto and any transcriptions, notes, memoranda or other records created by or at the direction of the Securities and Exchange Commission, its officers or staff members that reflect, refer or relate to these documents. These materials are being provided to you voluntarily solely in connection with the matters discussed herein and confidential treatment is requested for business reasons. Accordingly, please inform me at the above address of any request under the Freedom of Information Act seeking access to this letter, including any attachments, to enable us to substantiate the grounds for confidential treatment, unless it is intended to deny such request for access on other grounds.
     We look forward to hearing from you soon to discuss any comments you may have respecting this letter and any additional comments you have respecting Amendment No. 1.

Sincerely,
/s/ John H. Lively

John H. Lively

cc:	Tom Weary, Diamond Portfolio Advisors, LLC